Exhibit 4.54

Consultancy Agreement

between

CureVac AG

Friedrich-Miescher-Str. 15, 72076 Tübingen, Germany

- hereinafter referred to as “CureVac” -

and

Clarentis SRL

Route de Renipont 25c, 1380 Ohain, Belgium; registered under number BE 0740.928.560, and duly represented by its Managing Director, Antony Blanc

- hereinafter referred to as “Consultant” -

Recitals

(1)	CureVac develops and manufactures and distributes RNA based medicinal products.
(2)

Consultant shall provide consulting services under the terms and conditions of this Agreement, unless otherwise agreed with CureVac, details depend on the services ordered  by CureVac (hereafter referred  to  as “Services”). These Services shall include but are not limited to business, scientific, clinical and strategic advice with regards to CureVac’s pre-clinical and clinical projects, notably but not limited to the Covid19 vaccine currently in development.

(3)

Consultant is willing to provide such Services and has been selected due to his extensive experience in developing and implementing strategy in the context of biotech/pharma/vaccine, but also in business development, strategic marketing, pricing, go to market and launch preparation of vaccines.

§ 1  Subject of the agreement

(1)  Consultant shall as independent partner carry out the services stipulated in as requested by CureVac. Services shall be as follows:

●	Covid19 vaccine: Support in coordinating and defining all business, go to market and commercial aspects of the program across the CureVac and external stakeholders. Support and active role in defining approach, shaping submissions and negotiating potential financing support and purchase contracts with the EU Commission, CEPI, the German government and other partners.
●	More broadly, help define and implement required strategy, organisation and processes
●	Further ad-hoc support to CureVac CEO and management team as requested

(2)  Consultant shall provide the consultancy to the best of his or her knowledge. Consultant shall exercise all skill, reasonable care and diligence in the discharge of his or her duties under this agreement. He or she shall carry out the consultancy in conformity with common professional practices and in accordance with current scientific standards.

(3)  Consultant shall not have the right to assign third parties the performance of the consultancy.

§ 2  Remuneration

(1)  CureVac shall pay Consultant a fee of EUR 1.800,- per full working-day for the Services ordered and actually provided according to Article 1. Services provided in fractions of a working day (8 hours) shall be reimbursed pro rata on an hourly base. If the total number of days performed under this Agreement in 2020 is below 25 days, the rate will be increased to EUR 2.000,- per day, through a true-up invoice issued at end of the year.

(2)  Furthermore, CureVac shall reimburse reasonable, necessary and directly related travel- and out-of-pocket-expenses upon separate and original invoices provided by the Consultant and approved by CureVac in advance. CureVac will only reimburse air travel in economy class, for flights longer than 6 hours business class is permissible, first-class rail and second-class public transport. Flight and hotel costs must be approved in advance by CureVac. Airfare or hotel not approved by CureVac in advance will not be reimbursed. Reimbursement for use of private vehicle is 0.30€ per kilometre.

(3)  Consultant shall provide CureVac with a proper invoice which includes his or her time sheet, copies of appropriate expenses and the respective purchase order number to the extent already known. Insofar as the Consultant is liable to pay VAT, the Consultant’s invoice then itemizes the due amount for VAT in the form required for the fiscal formalities as well as the corresponding VAT number. Invoices are to be sent monthly to accounting@curevac.com.

(4)  Payments to Consultant with regard to the Services shall be realized by bank transfers to Bank J.Van Breda & C°, IBAN: BE75645100474251, BIC/SWIFT: JVBABE22.

(5)  The remuneration shall be paid within thirty (30) days upon receipt of the proper invoice on the account named by the Consultant.

(6)  The Consultant is solely responsible to cover the insurances advisable and/or necessary for his fulfilling his obligations under this Contract. The Consultant is responsible for paying tax on his or her remuneration. CureVac does not assume any responsibility for tax obligations which may result from the present agreement.

§ 3  Confidentiality

Consultant acknowledges and agrees that as a result of Consultant’s Services, Consultant will receive, or become privy to, proprietary information of CureVac including but not limited to, trade secrets, processes, technologies, know-how, techniques, data, business plans, marketing plans, forecasts, potential customer lists and similar information in written, oral or electronically (“Information”). The Parties agree that such Information is the exclusive property of CureVac.

Any Information whatsoever provided hereunder, is provided “as is”. No warranty, expressed or implied, is given by CureVac as to the correctness or completeness of such Information.

Consultant will use the Information solely for the purposes of performing Services in accordance with this agreement. Consultant will hold all such Information generated in performance of the Services in strict confidence and trust and will not disclose such information to any third party, unless provided for by binding law or binding public-administrative order. The undertaking to confidentiality shall apply during the term of the agreement and thereafter for a period of 10 years.

§ 4  Ownership of Results

(1)  All results, in particular but not limited to protectable rights, arising out of the conduct of this agreement (the “Works”) exclusively belong to CureVac. Consultant hereby assigns to CureVac and CureVac herewith accepts all of Consultant’s right, title and interest against CureVac and CureVac herewith accepts all of Consultant’s right, title and interest (including all patent rights, trade secrets and other intellectual property rights in and to “Works”) without any further payment beyond the payments defined in § 2 of this agreement. If rights by law belong to Consultant but cannot be assigned, Consultant hereby grants CureVac the right to use the results of the services exclusively, irrevocable and unrestricted in time, manner and place for all types of use necessary, including in particular, but not limited, the right to modify and translate the results and to transfer the right to results to third parties.

(2)  Consultant represents and warrants that he is able to grant the rights mentioned above and that the services rendered under this agreement do not infringe any Third Parties’ rights. Insofar Consultant shall relieve CureVac of any liability resulting from claims filed by Third Parties.

§ 5  Term and termination

(1)  This agreement will commence on July 9th, 2020, and continue for an unlimited period of time.

(2)  CureVac is entitled to terminate this agreement with written notice of 2 weeks. The agreement can be terminated with immediate effect prematurely for an important reason and material breach.

(3)  Consultant affirms that he or she is entitled and allowed to conduct services for CureVac. Consultant is self-employed through Clarentis SRL. No employer approval is required.

§ 6  Incidental provisions

(1)  The parties agree that this agreement does not affect the Consultant’s freedom of decision concerning recommendation and prescription of pharmaceutical preparations.

(2)  Both parties acknowledge that no influence on product sales, especially procurement decisions and pricing, are made or expected with the conclusion of this agreement.

§ 7  Prohibition of competition

For the entire duration of this agreement the Consultant shall refrain from rendering services for companies that are in competition with CureVac without the prior written consent of CureVac. Companies which research, develop and/or manufacture RNA-based products are considered to be in competition with CureVac. For clarity, the Consultant may allocate a portion of his time to serving other companies which are not in competition with CureVac without prior consent of CureVac.

§ 8  Miscellaneous

(1)  The validity, interpretation and fulfilment of this or any follow-up agreement shall be governed in accordance with the laws of Germany, without any reference to German Rules of Conflicts of Laws.

(2)  All disputes arising in connection with this agreement shall be placed under the exclusive jurisdiction of the courts competent for the city of Tübingen, Germany.

(3)  Changes, additions and notices required according to this agreement must be in written form. This applies to the lifting of the requirement regarding written form as well.

(4)  Any confidentiality agreement signed between the parties prior to this agreement and the obligations therein shall remain in force and effect.

(5)  If any of the provisions of this agreement are or become invalid or if a gap is discovered, the validity of the remaining provisions of the agreement shall not be affected thereby. The invalid provision shall be replaced by a legally permissible provision that most closely achieves the purpose of the invalid one. The same applies in the event of a gap.

(6)  This agreement may be executed in one or more counterparts, each of which will be deemed an original, and all of which together will be deemed to be one and the same instrument. Facsimile or PDF execution and delivery of this Agreement by either Party will constitute a legal, valid and binding execution and delivery of this Agreement by such Party.

CureVac AG			Consultant
Tübingen,

/s/ Daniel Babka		Digital signiert von Daniel Babka DN: cn=Daniel Babka, ou=Curevac AG, email=Daniel.Babka@curevac.com Grund: Ich stimme dem Dokument zu Datum: 2020.07.09 17:13:40 +02'00'	/s/ Antony Blanc

Name:			Name:	Antony Blanc

Title:	/s/ Dr. Franz-Werner Haas	Digital signiert von Dr. Franz-Werner Haas DN: cn=Dr. Franz-Werner Haas, ou=Curevac AG, email=franz- werner.haas@curevac.com Datum: 2020.07.09 22:56:47 +02'00'	Title:	Managing Director, Clarentis SRL

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